Exhibit 14.1

THE STEAK N SHAKE COMPANY

Code of Business Conduct
and Ethics

Adopted August 24, 2005
Last Updated February 8, 2006

Dear Colleague:

As an Associate of Steak n Shake, you share the privilege and responsibility of upholding the Company’s commitment to the highest standards of integrity. You do this each time you act ethically and legally. And, while such conduct is often considered second nature, there are many situations where making the "right choice" can be challenging.  In a time when the news media is full of business leaders and companies whose actions have engendered public suspicion and mistrust, Steak n Shake must continue to stand apart; and in that spirit, we make the following commitments.  To the marketplace, Steak n Shake commits to compete legally and ethically. We will act responsibly in our relationships with our guests, business partners, suppliers and each other. We will be honest and fair in our business dealings.  To our Company and shareholders, Steak n Shake commits to doing the right thing and operating with your best interests in mind. We will be forthright about our operations and performance, and exercise care in the use of our assets and resources. We will avoid conflicts of interest.  To our Associates, Steak n Shake commits that all Associates and applicants will be treated with honesty, fairness and respect. We believe in cooperation, teamwork and trust. Hostility and harassment are illegal and offensive - there is no place for them at Steak n Shake. We believe in promoting the safest possible workplace.

This Code of Business Conduct and Ethics is a guide to help all of us keep these commitments. Please read it carefully to acquaint or re-acquaint yourself with the standards of conduct expected of everyone at Steak n Shake. We trust that each of you will accept and adhere to these principles faithfully. While we live and work in a complicated world, in the end, our ethics will be a primary source of our strength and success, both as individuals and as a Company.

Sincerely,

Alan B. Gilman, Chairman

Peter M. Dunn, President

Table of Contents

I.	Introduction

II.	The Marketplace
•	Commitment
•	Compliance with Laws, Rules and Regulations
•	Payments to Government Personnel
•	Political Contributions
•	Competition and Fair Dealing
•	Soliciting Suppliers, Consultants and Business Partners

III.	Our Company and Shareholders
•	Commitment
•	Record Keeping
•	Disclosure
•	Corporate Opportunities
•	Confidentiality
•	Insider Trading
•	Protection and Use of Company Assets
•	Conflicts of Interest
(1)	Interests in Other Companies
(2)	Employment by Competitors or Vendors
(3)	Conducting Business with Related Companies
(4)	Unrelated Outside Employment
(5)	Reporting to an Immediate Family Member
(6)	Fees and Honorariums
(7)	Gifts, Favors, Entertainment and Payments
(8)	Company Funds

IV.	Our Associates
•	Commitment
•	Equal Employment Opportunity
•	Health and Safety

V.	Upholding the Standards
•	Interpretation of the Code
•	Reporting Illegal or Unethical Behavior
("Whistleblower Policy")
•	Waivers of the Code

VI.	Conclusion

The Steak n Shake Company

Code of Business Conduct and Ethics

I.	Introduction

This Code of Business Conduct and Ethics (the "Code") covers a wide range of business practices and procedures. It is intended as an overview of the Company’s guiding principles and not as a restatement of the Company’s existing policies. It does not cover every issue that may arise, but sets out basic principles to guide all Associates, officers and directors of the Company. All of our Associates, officers and directors must conduct themselves according to this Code and seek to avoid even the appearance of improper behavior.

The policies in this Code are designed to ensure complete compliance with all federal, state and local laws and regulations. If, as a result of a revision or change in the law a law conflicts with a policy in this Code, Associates, officers and directors must always comply with the law. However, if a local custom or policy conflicts with this Code, you must comply with the Code. The Company’s General Counsel serves as the corporate Compliance Officer for the Code. Having one Compliance Officer will ensure that there is a broad application and consistent interpretation of our standards throughout the Company. Questions about the applicability of the Code to any particular situation should be addressed to the Company’s General Counsel by the following methods:

By telephone: (317) 656-4533

By mail: General Counsel
The Steak n Shake Company
36 South Pennsylvania Street
Suite 500
Indianapolis, IN 46204

By email: dave.milne@steaknshake.com

II.	The Marketplace

Our Commitment

"Steak n Shake commits to compete legally and ethically. We will act responsibly in our relationships with our guests, business partners, suppliers and each other. We will be honest and fair in our business dealings."

A. Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit is the foundation on which this Company’s ethical standards are built. All Associates, officers and directors must respect and obey the laws of the United States and of the states and cities in which the Company conducts business. To that effect, all Associates, officers and directors must take an active role in becoming knowledgeable of and ensuring compliance with all applicable laws and regulations.

Steak n Shake is a restaurant company that always strives to serve the highest quality food to our guests in a clean and healthy environment. Our Associates must, therefore, comply fully with all health and safety laws and regulations that relate to our restaurants. During any government inspection or investigation, or any Company investigation relating to the violation of a law or policy, you should never destroy or alter any Company documents, lie or make misleading statements to the government investigator, attempt to cause another Associate to fail to provide accurate information and/or obstruct, mislead or delay the communication of information and records.

B.	Payments to Government Personnel

It is illegal for any Steak n Shake Associate to make or approve payments to government officials at the national, state or local levels to improperly influence the behavior of such officials. In addition, federal, state and local governments have a number of laws and regulations regarding the acceptance of gratuities by government personnel. The promise, offer or delivery to a government official of a gift, favor or gratuity in violation of these laws and regulations would not only violate Company policy, but could also be a criminal offense. Making improper payments and gratuities to government official is strictly prohibited.

C.	Political Contributions

It is against the Company’s policy for directors, officers or Associates to use Company funds for contributions of any kind to any political party or Committee or to any candidate for, or holder of, any office of any national, state or local government. Further, Associates may not be given time off with pay for political activity. This policy applies only to the use of Company funds or assets, however, and is not intended to restrict in any manner the use of personal funds by the Company’s directors, officers or Associates for political contributions. In fact, the Company encourages all Associates, officers and directors to take part in the political process.

D.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present Associates of other companies is prohibited. You should endeavor to respect the rights of and deal fairly with the Company’s suppliers, competitors and their Associates. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

E.	Soliciting Suppliers, Consultants and Business Partners

The Company desires that its suppliers, consultants, vendors and other business partners understand that their business relationship with the Company is based totally on their ability to competitively meet the Company’s business needs. Therefore, solicitations of cash, merchandise or services from suppliers, consultants, vendors and other business partners are not allowed, except when made in furtherance of the Company's business. Likewise, our Associates, officers and directors are prohibited from providing vendors with inappropriate gifts to solicit an unfair advantage or favorable treatment.

III.	Our Company and Shareholders

Our Commitment

"Steak n Shake commits to operating in the best interests of the Company and our shareholders. We will be forthright about our operations and performance. We will exercise care in the use of our assets and resources. We will avoid conflicts of interest.æ

A.	Record Keeping

Accurate business records are essential to the management of the Company and to maintaining and safeguarding investor confidence. Accurate business records also help Steak n Shake to fulfill its obligations to provide full, fair, timely and understandable financial disclosure. Therefore, all of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must fully and fairly reflect all Company transactions and must conform both to applicable laws and regulations and to the Company’s system of internal controls.

Unrecorded or "off the books" funds or assets are contrary to the Company’s policies and should not be maintained. This policy also applies to time reports, vouchers, bills, invoices, expense reports, benefits records, performance evaluations and other essential Company data. Records should always be retained or destroyed according to the Company’s record retention policy.

B.	Disclosures

It is the Company’s policy to provide full, fair, timely and understandable disclosures in all reports and documents that the Company files with or submits to the Securities Exchange Commission, or state, local or national taxing authorities, as well as in all other public communications made by the Company. In furtherance of this policy, the executive officers of the Company will design, implement and amend as necessary, disclosure controls and procedures and internal controls for financial reporting (collectively, "Controls and Procedures"). All executive officers, directors and Associates will fully comply with the Controls and Procedures to promote full, fair, accurate, timely, and understandable disclosures by the Company.

C.	Corporate Opportunities

No director, officer or Associate may: (a) take for himself or herself personally, opportunities that are discovered through the use of Company property, information or position (for example, purchasing a piece of property that the Company plans to purchase); (b) use Company property, information or position for personal gain; or (c) compete with the Company. Directors, officers and Associates owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

D.	Confidential and Proprietary Information

Associates, officers and directors must not disclose any Company confidential or proprietary information or trade secrets to persons outside of the Company, except as specifically authorized by management pursuant to written authorization from the Company’s General Counsel. Confidential information includes, but is not limited to, all non-public business, financial, personnel or technological information, plans, data, pricing and sales information, food and beverage processes, recipes and the like, and other processes or systems related to any portion of the Company’s business that might be of use to competitors or harmful to the Company, its suppliers or business partners.

Associates, officers and directors who have access to confidential information are obligated to safeguard it from unauthorized access and;

•
Not disclose this information to persons outside the Company. (Exercise caution when discussing Company business in public places where conversations can be overheard. Recognize the potential for eavesdropping on cellular phones.)

•	Not use this information for personal benefit or the benefit of persons outside the Company.

•	Not share this information with other Associates except on a legitimate "need to know" basis.

E.	Insider Trading

Associates, officers or directors who have access to non-public material information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. The term "trade" includes all purchases and sales of securities. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical, but also a violation of federal securities laws and can result in civil and criminal penalties. Non-public material information includes, but is not limited to, significant new product/service developments, sales and earnings reports or projections, major contracts with suppliers, plans for stock splits, buy backs or dividends and potential acquisitions or mergers. Such non-public material information in the case of another company would also include knowledge that the other company may enter into or is negotiating for a contract important to it for the sale of property, goods or services to or by the Company. In these instances where you have such information, you must refrain from buying or selling or encouraging others to buy or sell the Company’s securities or securities of another company, as the case may be, until the information has been disclosed to the general public. For more complete information, please refer to the Company’s Insider Trading Policy.

F.	Protection and Use of Company Assets

All Associates, officers and directors should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company assets should not be used for non-Company business, though incidental personal use may be permitted.

(1)	Use of email, voice mail and Internet Services

Email systems and Internet services are provided to help Associates perform their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Associates should not access, send, or download any message that could be viewed as offensive to others or in violation of the Company’s harassment policies.

Messages (including voice mail) and computer information are considered Company property and Associates should not have any expectation of privacy with regard to them. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Associates should use good judgment, and not access, send messages, or store any information that they would not want to be seen or heard by other individuals. Violation of these policies may result in disciplinary actions up to and including discharge from the Company.

(2)	Proprietary Information

Associates, officers and directors have an obligation to protect the Company’s assets, including proprietary information. Proprietary information includes intellectual property such as trade secrets, recipes, patents and trademarks, as well as business, marketing and service plans, engineering ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information may destroy the information’s value, harm the Company’s competitive position, or constitute breaches of agreements. It could also be illegal and result in civil or criminal penalties.

G.	Conflicts of Interest

Conflicts of interest are strictly prohibited under this Code. A "conflict of interest" exists when the private interest of an Associate, officer or director interferes - or even appears to interfere - in any way with the interests of the Company. The existence of a conflict depends upon the circumstances, including the nature and relative importance of the interest involved. A conflict of interest situation can arise when an Associate, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an Associate, officer or director, or a member of his or her family (Family members include spouse, children, stepchildren, grandchildren, parents, stepparents, brothers, sisters, grandparents, in- laws, spouse’s in-laws, and any person living in the same household as the director, officer or Associate.), receives improper personal benefits as a result of his or her position with the Company.

Although it is not practical to list every activity or interest that might present a conflict of interest, the following are examples of specific situations in which conflicts of interest could arise, and sets forth the Company’s policy with respect to such conflicts of interest.

(1)	Interests in Other Companies

Directors, officers or Associates, or members of their families, shall not acquire, own or have a significant financial interest (As a minimum standard, a significant financial interest is an aggregate interest of a director, officer or Associate and family members of more than (a) 5% of any class of the outstanding securities of a company, (b) 5% interest in a partnership or association, or (c) 5% of the total direct and beneficial assets or income of such director, officer or Associate. A significant financial interest generally will not include an investment representing less than 1% of a class of utstanding securities of a publicly held company.)  in any business organization that does or seeks to do business with the Company or is a competitor of the Company, unless (a) such interest has been fully disclosed in writing to the Company’s General Counsel and (b) the General Counsel notifies the director, officer or Associate in writing that it has been determined that the interest is permissible. The Company’s General Counsel will seek the assistance of the Audit Committee or Nominating/Corporate Governance Committee of the Board of our Directors in reaching a decision regarding a possible conflict of interest when required.

(2)	Employment by Competitors or Vendors

Directors, officers or Associates shall not serve or accept an offer to serve as a director, partner, consultant of, or in a managerial position, or any other form of employment or affiliation with any business organization that does significant business with or is a competitor of the Company, unless (a) such position, employment or affiliation has been fully disclosed in writing to the Company’s General Counsel and (b) the General Counsel notifies the director, officer or Associate in writing that it has been determined that such position, employment or affiliation is permissible.

(3)	Conducting Business with Related Companies

No director, officer or Associate shall conduct business on behalf of the Company with a member of his or her family, or a business organization with which he or she or a family member has an interest or employment relationship that calls for disclosure under the Code standards described above or that otherwise could be considered significant in terms of potential conflict of interest, unless (a) such business dealings have been disclosed in writing to the Company’s General Counsel and (b) the General Counsel notifies the director, officer or Associate in writing that it has been determined that such transaction is permissible.

(4)	Unrelated Outside Employment

Should an officer or Associate be engaged in outside employment not related to his or her regularly assigned work and not covered by the Code standards described above, such outside employment must not detract from the officer’s or Associate’s job performance or otherwise be detrimental to the best interests of the Company.

(5)	Reporting to an Immediate Family Member

The potential for conflict of interest exists if an Associate’s spouse, partner or immediate family member also works at the Company and is in a direct reporting relationship with that Associate. Associates should not directly supervise, report to, or be in a position to influence the hiring, work assignments or evaluations of someone with whom they have a romantic or familial relationship. For more detailed information regarding this policy, please refer to the Administration Manual.

(6)	Fees and Honorariums

With prior approval, Associates and officers may give lectures, conduct seminars, publish articles in books or engage in any other similar activity for which an Associate or officer may be paid a fee or honorarium. However, any fees, honorariums or reimbursements must be transferred to the Company unless written approval is given by the Company’s General Counsel to retain them. This provision does not apply to the Company’s non-employee directors.

(7)	Gifts, Favors, Entertainment and Payments

The Company has many suppliers, and they are vital to our success. Accordingly, relationships with suppliers must be based entirely on sound business decisions and fair dealing. Meals, gifts and entertainment can build goodwill, enable our Associates to better know those with whom they work, and can be an integral part of doing business. They can also make it harder to be objective about the person providing the gift or entertainment. This Policy is designed to help you draw a proper line between appropriate and inappropriate gifts and entertainment. If you have any questions about a particular situation you should contact the Company’s General Counsel for clarification.

As used in this policy, "Gifts" and "Entertainment" mean anything of value offered to an Associate or his/her immediate family member (spouse, parents, children) by a supplier, potential supplier, or any person who may seek to influence any business decision or transaction involving the Company. Examples of Gifts and Entertainment include discounts, loans, cash, favorable terms on any product or service, services, prizes, transportation, use of another company’s vehicles or vacation facilities, jobs, tickets, meals and gift certificates. The potential list is endless - these are simply examples.

You should keep accurate written records of all Gifts and Entertainment you are offered each year to assist you in completing an annual Gift and Entertainment reporting form.

The Company relies on its Associates to make business judgments based on the Company’s best interests. Gifts and Entertainment could adversely affect one’s judgment or create the appearance of doing so. The Company has adopted guidelines for the acceptance of Gifts and Entertainment to ensure an Associate’s judgment is not impaired or perceived to be impaired as a result of the receipt of a Gift or Entertainment.

The limits in this policy do not apply to larger gifts that are intended to be shared with all Associates (i.e. - donations for Associate events, basketball tickets provided to the Company by a college or television station for game(s) the Company sponsors, etc.). Notify the Company’s General Counsel of these gifts and allocate them in accordance with the guidance provided by the General Counsel and/or your department’s Vice President.

To assist you in your evaluation of Gifts and Entertainment we have categorized them as "Acceptable" or "Never Acceptable."

A Acceptable Gifts and Entertainment

Some Gifts and Entertainment are of such an inconsequential value that they would not impair an Associate’s judgment. Gifts and/or Entertainment from any single source with a value of less than $150 in any calendar year are acceptable (so long as they do not fall into the "Never Acceptable" category below). Examples include:

•	Occasional meals with a business associate;
•	Ordinary sports and other cultural events (so long as the vendor attends the event with you);
•	Other reasonable and customary gifts;
•	Promotional items (pens, coffee mugs, calendars, etc.)

If you accept a Gift or Entertainment that you believe will fall into this category but later realize it does not, you must notify your direct supervisor in writing on the next business day and resolve the potential violation of this Policy to the satisfaction of your supervisor and the Company’s General Counsel.

B. Never Acceptable

Some Gifts and Entertainment are simply never acceptable, for legal or appearance reasons. Examples of such Gifts and Entertainment are:

•	Anything that would constitute a violation of any law;
•	Cash or cash equivalents (gift cards, loans, shares of stock, etc.);
•	Anything given as part of a "quid pro quo" situation where the Associate has agreed to do something for the vendor in exchange for the Gift or Entertainment;
•	Participation in anything that is inappropriate or violates the Company’s policies;
•	Acceptance of anything that the Associate knows is a violation of the supplier’s policies.
•	Gifts or Entertainment an Associate solicits from a supplier.

C. How to Handle Impermissible Gifts and Entertainment

If you receive an impermissible Gift you should immediately return it with an explanation of this policy. Likewise, you should decline an invitation to impermissible Entertainment with an explanation of this policy.

If you cannot reasonably return an impermissible Gift you should notify your supervisor and/or the Company’s General Counsel. Such a Gift will become the Company’s property and may either be shared among Associates, offered to a particular Associate or group of Associates, sold, auctioned or donated to charity.

D. Questions and Answers

Q:	A supplier offered me tickets to the NBA finals. When I received mine in the mail on the day of the game I saw that the face value was $375. What should I do?
A:	You should have discussed our policy with the vendor prior to accepting and ascertained the value of the tickets. Assuming you could not do so, you should arrange to return the tickets to the vendor.

Q:	The same supplier offers me two tickets for a professional basketball game that he will not be able to attend. The tickets have a face value of $65 each. Should I accept them?
A: No, since the vendor will not attend with you.

Q:	I was offered a box of Cuban cigars, which the vendor got for only $28 when he was on vacation recently. Can I accept them?
A:	No. The possession of products made in Cuba is illegal in the United States.

Q:	I need to work late with a consultant and we are hungry. I have already gone to a football game with this person, and my ticket was $150. Can I go to dinner tonight if we discuss business?
A:	You can go to dinner with this vendor, but must pay for your portion of the check. The Company will reimburse you for this cost.

Q:
My son is a huge fan of the Lakers. I know that one of our suppliers has season tickets to the Pacers and I tell that supplier how much I would love to take my son to see the Lakers when they are in town. The supplier sends me two tickets with a note telling me he can’t wait to see how happy my son is at the game. Can I accept the tickets?

A:	No. You solicited the tickets from the supplier. The receipt of something you asked for from a supplier is more likely to impair your impartiality with that vendor.

No policy can cover every situation, but we hope this Policy provides you with some guidance in your dealings with vendors. If you have any questions regarding the Policy or any specific situation please contact your supervisor or the Company’s General Counsel.

   (8) Company Funds

All Associates are responsible for Company funds under their control. Funds should be spent only for valid business purposes and at prices representing the best value for the Company.

IV.	Our Associates

Our Commitment

"Steak n Shake commits that all Associates and applicants will be treated with honesty, fairness and respect. We believe in cooperation, teamwork and trust. Hostility and harassment are illegal and offensive - there is no place for them at Steak n Shake. We believe in providing and promoting the safest possible workplace."

A.	Equal Employment Opportunity

Steak n Shake’s people are a key source of our competitive edge. The Company strongly supports and recognizes its responsibility to provide equal employment opportunities to all qualified individuals. The Company places a high value on diversity. The Company strongly believes that all people are unique and valuable and should be respected for their individual abilities.

In support of these beliefs, the Company has established a corporate policy regarding discrimination or harassment on the basis of race, gender, age, color, religion, disability, ethnic or national origin, or any other characteristic protected by law. The policy applies to all personnel relationships including, but not limited to: promotions, transfers, training, job assignments, job stations, hours of work, rates of pay, working conditions, terminations, and all terms and conditions of employment. Further, the Company prohibits discrimination against guests on the basis of race, gender, age, color, religion, disability, ethnic or national origin, or any other characteristic protected by law.

All officers and Associates are expected to adhere to the laws, regulations and Company policies relating to equal opportunity, non-discrimination and non-harassment. To review these policies in greater detail, please refer to the Crew Member Handbook or the Administration Manual.

B.	Health and Safety

The Company strives to provide the safest possible workplace. Each Associate has a responsibility to help us maintain a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Associates should report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs or alcohol in the workplace will not be tolerated. For more information regarding the Company’s health and safety policies, please consult the Company’s Crew Member Handbook or Administration Manual
V.	Upholding the Standards

Steak n Shake counts on all Associates, officers and directors to uphold the Company’s standards. By knowing, understanding and following applicable laws and Company policies, Associates, officers and directors have the ability to make Steak n Shake a better Company and to enhance their futures. Inquiries about the applicability of this Code, laws or Company policies to a particular situation should be directed to the Company’s General Counsel under the procedure set forth below. Steak n Shake is dedicated to ensuring that the standards of legal and ethical behavior are upheld.

A.	Interpretation of the Code

The Company’s General Counsel is responsible for interpreting this Code and applying it to specific situations. The Company’s General Counsel may be contacted by the following methods:

By telephone:  (317) 656-4533

By Mail:  General Counsel
The Steak n Shake Company
36 South Pennsylvania Street
Suite 500
Indianapolis, IN 46204

By Email:  dave.milne@steaknshake.com

Under some circumstances, the General Counsel will seek guidance from the Audit Committee or Nominating/Corporate Governance Committee of the Board of Directors or from outside counsel. All inquiries or reports made to the General Counsel will receive a response.

B.	Reporting Illegal or Unethical Behavior, (The "Whistleblower Policy")

1.
Reports of Violations of the Code. Every director, officer and Associate has a duty to adhere to this Code of Business Conduct and Ethics and to report to the Company any suspected violations. All violations or suspected violations of any law, regulation, rule or this Code should be reported to the Company’s General Counsel via the following means:

By Telephone  (317) 656-4533

By Mail:  General Counsel
The Steak n Shake Company
36 South Pennsylvania Street
Suite 500
Indianapolis, IN 46204

By Email:  dave.milne@steaknshake.com

or via the Anonymous Hotline at (888) 989-7444.

Reports of any violations or suspected violations of any law, regulation, rule or this Code may also be made to the Company’s independent outside lawyers on a confidential or anonymous basis at:

Baker & Daniels
c/o Dave Worrell
300 North Meridian Street
Indianapolis, IN 46204
317-237-0300

While you are free to report any violations of law or this policy to Baker & Daniels, if your complaint concerns harassment, discrimination, your employment, pay or benefits and does not involve upper corporate management, it is recommended you report it through the Company’s hotline at 1-888-989-7444.

Baker & Daniels will report complaints directly to the Company's Audit Committee. Further, the Company is legally obligated to report any concerns or complaints to the Audit Committee.

2.
 Reports of Questionable Accounting, Auditing or Disclosure Practices. Any concerns regarding questionable accounting, auditing or disclosure practices of the Company should be reported to the Company’s Audit Committee at the following address:

Audit Committee
c/o General Counsel
36 South Pennsylvania Street
Suite 500
Indianapolis, IN 46204

or via the Anonymous Hotline at (888) 989-7444.

Concerns regarding the Company’s auditing, accounting, or disclosure practices may also be made to the Company’s independent outside law firm on a confidential or anonymous basis at:

Baker & Daniels
c/o Dave Worrell
300 North Meridian Street
Indianapolis, IN 46204
317-237-0300

While you are free to report any violations of law or this policy to Baker & Daniels, if your complaint concerns harassment, discrimination, your employment, pay or benefits and does not involve upper corporate management, it is recommended you report it through the Company’s hotline at 1-888-989-7444.

Baker & Daniels will report complaints directly to the Company's Audit Committee. Further, the Company is legally obligated to report any concerns regarding accounting, auditing or disclosure matters to the Audit Committee.

3.
Maintenance of Confidentiality. Confidentiality is a priority and every effort will be made to protect it. The Company may be required by law or necessity to reveal the identity of a complainant or it may be impossible to keep one’s identity confidential (for example, if the Company is investigating retaliation complaints which require interviews of all witnesses). Complainants wishing to maintain anonymity should call the Anonymous Hotline ((888) 989-7444) or send an anonymous letter to the Company’s General Counsel or the Company’s outside counsel.

4.
Response to Complaints of Inquiries. The Company will use its best efforts to provide a prompt response to all questions and reports. If a call requires an investigation, the Company will do so promptly and take the appropriate corrective action. When possible, the Company will provide those making a complaint with the status of its investigation and the outcome.

5.
 Retaliation is Prohibited. Retaliation by any officer, Associate, director or agent of the Company against any individual who seeks advice, raises a concern, reports misconduct or any violation of law, regulation or the Code, or uses this Whistleblower Policy is strictly prohibited and will not be tolerated. The Company will take appropriate action against any individuals engaging in retaliatory conduct against a person who has reported such a violation or otherwise used this Whistleblower Policy. Retaliatory actions include suspension or termination of employment, demotion, threats, harassment or any other form of discrimination. This "anti-retaliation" policy is not intended to protect a person who is involved in wrongdoing about which he or she is making a report or to protect any person who intentionally makes a false report, however.

Any alleged retaliation for using this Whistleblower Policy should be reported to the Company’s General Counsel immediately at (317) 656-4533 or at the address set forth above. Reports of retaliation may also be made to the Anonymous Hotline at ((888) 989-7444) or to the Company’s Audit Committee, or to the Company’s outside counsel at the addresses set forth above. Complaints should be as detailed as possible, including the names of individuals involved, the names of any witnesses, and any documentary evidence.

The Company will promptly undertake and direct an effective, thorough and objective investigation of all allegations of prohibited retaliation. The investigation will be completed in a timely manner and a determination regarding the alleged retaliation will be made and communicated to the person who complained and to the person(s) accused of retaliation. Based on the results of the investigation, the Company will take appropriate action to rectify any violations of this Whistleblower Policy including, but not limited to, disciplining (up to and including discharge) any person who engages in prohibited retaliation. The Company will also take action to deter any future retaliation. Whatever action is taken against the person responsible for the retaliation will be communicated to the party who complained.

C.	Waivers of the Code of Business Conduct and Ethics

Any waivers of this Code for the Company’s executive officers or directors may only be made by the Audit Committee of the Board of Directors and must be promptly disclosed to the Company’s shareholders, as required by law and regulation.

Any waiver of this Code for other Associates may only be made in writing by the Company’s General Counsel, who may seek the guidance of the Company’s executive officers or the Audit or Nominating/Corporate Governance Committee of the Board of Directors or outside counsel before providing a response.

VI.	Conclusion

While the Code standards are extensive, they are by no means exhaustive. The Code can not express all the policies and procedures the Company believes its Associates, officers and directors should follow.

If you suspect that a violation of the law or the Code has taken place or may take place, keep the following guidelines in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Company’s General Counsel. If you prefer to write, address your concerns to the Company’s General Counsel or to the Audit Committee at the Company’s headquarters, or call the Anonymous Hotline.

You may report ethical violations in confidence and without fear of retaliation. If your situation allows your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against Associates for good faith reports of ethical violations.